The J.G. Wentworth Company.

201 King of Prussia Road, Suite 501

Radnor, Pennsylvania 19087-5148

July 28, 2015

VIA EDGAR

Christopher Dunham

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Acceleration Request
The J.G. Wentworth Company
Registration Statement on Form S-3
(File No. 333-205699)

Dear Mr. Dunham:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, The J.G. Wentworth Company (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-205699) (the “Registration Statement”) be accelerated so that it will become effective no later than 4:00 p.m. Washington, D.C. time on Thursday, July 30, 2015, or as soon thereafter as practicable. This request supercedes our request of July 28, 2015 requesting that effectiveness occur on Thursday, July 29, 2015.

The Company confirms that:

(i)                                    should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                 the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                              the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Andrea L. Nicolas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3416 and that such effectiveness also be confirmed in writing.

Please telephone the undersigned at (302) 651-3240 if you have any questions or require any additional information.

Very truly yours,

/s/ Steven J. Daniels
Steven J. Daniels

cc.	Dietrich A. King, Securities and Exchange Commission
Stephen Kirkwood, The J.G. Wentworth Company